Avalon Holdings Corporation

One American Way • Warren, OH  44484-5555 • Phone: (330) 856-8800 • Fax: (330) 856-8480

June 17, 2011

Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC  20549-0404

Re: Request for an additional ten business days to respond to the  Comment Letter dated June 16, 2011 relating to Avalon Holdings Corporation’s Form 10-K for the year ended December 31, 2010 and Schedule 14A

Dear Ms. Long:

I am requesting an additional ten business days to respond to your comment letter dated June 16, 2011, due to the personnel being on vacation who are responsible for responding to the letter.

Sincerely,

AVALON HOLDINGS CORPORATION

/s/Timothy C. Coxson

Timothy C. Coxson
Chief Financial Officer